UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 333-272136

INTELLIGENT GROUP LIMITED

Unit 2803, Level 28, Admiralty Centre,

Tower 1, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

CHANGE OF DIRECTORS

Departure of Director

On December 12, 2024, Mr. Shiu Wing Joseph Chow (“Mr. Chow”) tendered his resignation letter to the board (“Board”) of Intelligent Group Limited (“Company”) to resign as an independent director (“Director(s)”), and as a member of each of the audit committee (“Audit Committee”), compensation committee (“Compensation Committee”) and nominating and corporate governance committee (“NCG Committee”) of the Company. Mr. Chow advised that his resignation was due to personal reasons and not a result of any dispute or disagreement with the Company or the Board.

Mr. Chow’s resignation was approved, with immediate effect by the Board during a Board meeting held on December 15, 2024 (“Board Meeting”). The Company appreciates Mr. Chow’s service to the Board.

Appointment of Directors

During the Board Meeting, the Board appointed, with immediate effect (1) Mr. Yao Yao (“Mr. Yao”) as an executive Director, (2) Mr. Jing Yi (“Mr. Jing”) as a non-executive Director, (3) Mr. Wong Heung Ming Henry (“Mr. H Wong”) as an independent Director and a member of each of the Audit Committee and NCG Committee, and (4) Mr. Wong Siu Ki (“Mr. SK Wong”) as an independent Director and a member of the Compensation Committee. The biographical information of each of the newly appointed Directors is as follows:

(1)	Mr. Yao

Mr. Yao, aged 44, has over 20 years of experience in media sector, of which, over 10 years of experience gained in the financial public relations (“PR”) industry. Mr. Yao is experienced in providing PR strategies to listed companies, media operations and PR event planning.

Mr. Yao currently holds several public positions. He is a director of the Hong Kong Qingpu Association, a director of the Hong Kong-Hangzhou Association, and executive vice president and secretary-general of the Shanghai-Hong Kong Cultural Exchange Association. Mr. Yao currently serves as a partner at Intelligent Joy Limited (“IJL”), a wholly owned subsidiary of the Company. Prior to joining Intelligent Joy Limited, My Yao served as the senior vice president at Porda Havas International Finance Communications Group during July 2013 to February 2024. Mr. Yao received a bachelor’s degree in international economics and trade from the Shanghai Jiao Tong University in June 2003.

(2)	Mr. Jing

Mr. Jing, aged 36, has more than 10 years of experience in the financial sector. Mr. Jing is experienced in developing investment strategies for companies in the capital markets.

Mr. Jing is the founder and chairman of Hangking Group. He also serves as the chief executive officer and vice chairman of the Hangking Family Office. Hangking Family Office specializes in financial asset management, private equity investments, and secondary market investments. Mr. Jing served as a director partner at Smallville Capital, a China-based family office that specializes in private equity investments. He then co-founded an investment fund registered in Qianhai, China as a founding partner and vice chairman, successfully investing in numerous prominent companies. Mr. Jing received an undergraduate degree in broadcasting and television directing from the Shanghai Theatre Academy in 2011.

(3)	Mr. H Wong

Mr. H Wong, aged 55, has over 20 years of experience in advising multinational companies on finance, accounting, internal control, and corporate governance matters.

Since August 2024, Mr. Wong has served as an independent director of SAI.TECH Global Corporation (Nasdaq: SAIH). Since April 2023, Mr. Wong has served as the chief financial officer and director of Aimei Health Technology Co., Ltd. (Nasdaq: AFJK). Mr. Wong has also served as an independent director of Nature Wood Group Limited (NWGL) since September 2023, as an independent director of E-Home Household Service Holding Ltd (Nasdaq: EJH) March 2023, as an independent director of Ostin Technology Group Co., Ltd (Nasdaq: OST) since April 2022, as an independent director of Helens International Holdings Company Limited (9869HK) since August 2021, From June 2020 to March 2021, Mr. Wong served as chief financial officer of Meten EdtechX Education Group Ltd. (currently known as BTC Digital Ltd.) (Nasdaq: BTCT). Mr. Wong has served as an independent director of Raffles Interior Ltd. (1376HK) since March 2020, and as the non-executive Chairman of the company since September 23, 2022. Prior to that, Mr. Wong worked for Deloitte Touche Tohmatsu (China) and PricewaterhouseCoopers (China) for an aggregate of more than 11 years. Mr. Wong obtained his Bachelor’s degree in accountancy from the City University of Hong Kong in 1993 and his Master’s degree in electronic commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants.

(4)	Mr. SK Wong

Mr. SK Wong, aged 33, is experienced in corporate governance and compliance matters. Since 2018, he has served as the co-founder, advisor and content writer of Fortune Insight, a financial, international, and innovative technology news platform based in Hong Kong.

Mr. SK Wong served as an executive director of EJE (Hong Kong) Holdings Limited during December 2015 to December 2018. He also served as a non-executive director of MI MING MART during June 2021 to December 2023. Mr. SK Wong received his bachelor degree in economics from the Chinese University of Hong Kong (“CUHK”) in June 2014. He obtained a master degree in corporate governance and compliance from the Hong Kong Baptist University in June 2019 and an additional master degree in philosophy from CUHK in June 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	Intelligent Group Limited

	By:	/s/ Wai Lau
	Name:	Wai Lau
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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